
May 20, 2009

By U.S. Mail and facsimile to (205) 264-0875

Irene Esteves
Senior Executive Vice President and
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

> **RE:** **Regions Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Form 8-K furnished May 7, 2009**
> **File No. 000-50831**

Dear Ms. Esteves,

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 10. Intangible Assets, page 119

1.   We note that your market capitalization was slightly below the book value of your equity as of December 31, 2007, and that your market capitalization is significantly below the book value your equity as of December 31, 2008. Considering this, please tell us specifically how you determined that the entire goodwill balance in your General Banking/Treasury segment was not impaired as of December 31, 2008.

2.   In addition to our comment above, we note (according the to the disclosure on page 14 of your March 31, 2009 Form 10-Q) that during the first quarter of 2009, you assessed the indicators of impairment noting there had been no significant changes since the year-end evaluation. Thus, you concluded that goodwill was not impaired as of March 31, 2009. In this regard, we note the company's market capitalization continued to decrease and net income was substantially reduced due to higher provisions for loan losses. Please tell us and in future filings disclose the following additional information regarding your interim testing performed:

      a. The specific date upon which you assessed the indicators of impairment;

      b. The indicators of impairment you assessed and explain in detail how you determined there were no significant changes since the year-end evaluation; and

      c. Whether you believe quantitative testing for each reporting unit (using the two-step impairment test discussed in paragraphs 19-22 of SFAS 142) would have produced similar results.

Note 16. Stockholders' Equity and Comprehensive Income (Loss), page 126

3.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

      a. Clearly identify the assumptions used to calculate the fair value of the preferred stock.

      b. Clearly identify how you determined the relative fair value of the preferred stock and the warrants.

      c. Clearly identify how those factors were considered in the calculation of the accretion amount reported.

      d. Quantify the discount rate used to value the preferred stock.

Form 10-Q for the period ended March 31, 2009 and
Form 8-K furnished May 7, 2009

General

4.   We note your presentations of "average tangible common equity", "return on
average tangible common equity" and "Tier 1 Common" in various locations
within these filings. These measures appear to be non-GAAP measures as
defined by Regulation G and Item 10(e) of Regulation S-K as they are not
required by GAAP, Commission Rules, or banking regulatory requirements. To
the extent you plan to provide these non-GAAP financial measures in the future,
please address the following:

   a. To the extent these measures are disclosed in future filings with the
       Commission, you should comply with all of the requirements in Item 10(e) of
       Regulation S-K, including clearly labeling the ratio as a non-GAAP measure
       and complying with all of the disclosure requirements.

   b. To the extent that you plan to disclose these measures in future Item 2.02
       Form 8-Ks, you should provide all of the disclosures required by Regulation
       G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item
       2.02 of Form 8-K.

   c. To the extent you disclose or release publicly any material information that
       includes a non-GAAP measure, such as these measures in your Item 8.01
       Form 8-K, you should be cognizant of the requirements in Regulation G to
       label the measure as non-GAAP and provide a reconciliation to the most
       closely comparable GAAP measure.

   d. To the extent you include a presentation of risk weighted assets in future
       filings, please generally disclose how risk weighted assets are calculated
       under regulatory capital rules and specifically state, if true, that the number
       disclosed is calculated consistent with banking regulatory requirements.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revisions in future filings,
provide a draft of your proposed disclosures and provide any requested information.
Please file your letter on EDGAR as correspondence. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3474 if you have questions regarding our comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant